Exhibit 99.1

EQUINOX GOLD CORP.

(the “Company”)

NOTICE OF CHANGE OF AUDITOR
(National Instrument 51-102 – Continuous Disclosure Obligations)

TO:	British Columbia Securities Commission, as principal regulator

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers

Financial and Consumer Services Commission of New Brunswick

Superintendent of Securities, Department of Justice and Public Safety, Prince Edward Island

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Service NL

Northwest Territories Office of the Superintendent of Securities

Office of the Yukon Superintendent of Securities

Office of the Superintendent of Securities, Nunavut

AND TO:	KPMG LLP, Chartered Professional Accountants (“KPMG”) Deloitte LLP (“Deloitte”)

RE:	Notice Regarding Change of Auditor Pursuant to Section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”)

The Company hereby gives notice pursuant to section 4.11 of NI 51-102 as follows:

1.	Effective May 20, 2026 (the “Effective Date”), KPMG has resigned as auditor of the Company at the request of the Company.

2.	Deloitte has been appointed as auditor of the Company to fill the vacancy, to hold office commencing on the May 21, 2026 until the close of the next annual meeting of shareholders of the Company.

3.	The resignation of KPMG and appointment of Deloitte were considered and approved by the Company's audit committee and board of directors.

4.	There have been no modified opinions in the reports from KPMG on the Company’s financial statements for the period commencing at the beginning of the Company’s two most recently completed financial years and ending on the Effective Date.

5.	In the opinion of the Company, as at the date hereof, there have been no reportable events (as defined in NI 51-102) in connection with the audits for the period commencing at the beginning of the Company’s two most recently completed financial years and ending on the Effective Date.

DATED this 20th day of May, 2026.

EQUINOX GOLD CORP. /s/ Peter Hardie By: _________________________________ Name: Peter Hardie Title: Chief Financial Officer